13G            Page 1 of 4 Pages

             SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)
                               (Amendment No. 3)1

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
          AND(d)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                          San Juan Basin Royalty Trust
                                (Name of Issuer)

                            Common Stock No Par Value
                         (Title of Class of Securities)

                                    798241105
                                 (CUSIP number)

                                  July 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-(c)
                                [ ] Rule 13d-1(d)

_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 798241105              13G                 Page 2 of 4 Pages

***NOTE*** On July 31, 1998 SoGen International Fund, Inc. (the "Fund") was reorganized as a separate investment portfolio under SoGen Funds, Inc.; all the assets and liabilities of the Fund were transferred to a successor portfolio under SoGen Funds, Inc. called SoGen International Fund
(the "Successor Portfolio"). As a result, the Fund has ceased to function as a registered investment company and is in the process of filing Form N-8F to terminate its registration with the Securities and Exchange Commission. Information pertaining to the ownership of the Shares formerly held by the Fund and now held by the Successor Portfolio, can be found in the filings made by Societe Generale Asset Management Corp.
(CIK No. 0000861863), the investment adviser to the Fund and SoGen Funds, Inc.

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1.   NAME OF REPORTING PERSONS S.S. OR I.R.S
     IDENTIFICATION NO. OF ABOVE PERSONS

          SoGen International Fund, Inc. 13-2672902
---------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]
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3.   SEC USE ONLY


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4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Maryland
---------------------------------------------------------------------------

 NUMBER OF          5.   SOLE VOTING POWER
 SHARES
 BENEFICIALLY  ----------------------------------------------------------
 OWNED BY           6.   SHARED VOTING POWER
 EACH                        0
 REPORTING     -----------------------------------------------------------
 PERSON             7. SOLE DISPOSITIVE POWER
 WITH
               -----------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER
                           0
---------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0
---------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
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12.  TYPE OF REPORTING PERSON*

     IV
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* SEE INSTRUCTIONS BEFORE FILLING OUT !

                            13G                        Page 3 of 4 Pages


Item 1

(a) Name of Issuer:
    San Juan Basin Royalty Trust (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:
    1600 Bank One Tower, 500 Throckmorton, Ft. Worth, TX 76102-3899
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Item 2

(a) Names of Persons Filing:
    SoGen International Fund, Inc.,
    a Maryland corporation (the "Fund").

(b) Address of Principal Business Office:
    The principal business office of the Fund is located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship: The Fund is a Maryland corporation.

(d) Title of Class of Securities:
    Common Stock (No Par Value Per Share) (the "Shares").

(e) CUSIP Number: 798241105
------------------------------------------------------------------------
Item 3

If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b), Check Whether the Person Filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)[ ] Bank as defined in Section 3(a)(6)of the Exchange Act.
(c)[ ] Insurance company as defined in Section 3(a)(19)of the Exchange Act.
(d)[X] Investment company registered under Section 8 of the Investment Company Act.
(e)[ ] Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940,

(f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (f); see item 7,

(g)[ ] Parent Holding Company, in accordance with Section 240.13d-1 (b)(ii) (F) see Item 7,

(h)[ ] Group, in accordance with Section
       240.13d-1(b) (1) (ii) (H)
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Item 4

Ownership

(a) Amount Beneficially Owned:

     0 shares

(b) Percentage of class:

     0% of the outstanding shares.

(c) Number of Shares As to Which Such Persons Have:
   (i) sole power to vote or direct the vote: None

   (ii)shared power to vote or direct the vote:  None


   (iii)sole power to dispose or to direct the disposition of The Fund:

          None

   (iv)shared power to dispose or to direct the disposition of the Fund:

         None

                         13G                 Page 4 of 4 Pages

Item 5

Ownership of Five Percent or Less of a Class

The Fund no longer owns shares of San Juan Basin Royalty Trust.
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Item 6

Ownership of More Than Five Percent on Behalf of Another
Person

Not Applicable.
------------------------------------------------------------------------
Item 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported On By the Parent
Holding Company

Not Applicable.
------------------------------------------------------------------------
Item 8

Identification and Classification of Members of the Group.

Not Applicable.
------------------------------------------------------------------------
Item 9

Notice of Dissolution of Group.

Not Applicable.
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Item 10


Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   September 17, 1998

SOGEN INTERNATIONAL FUND, INC.
By:        /s/ Jean-Marie Eveillard
Jean-Marie Eveillard/President